# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pearl Diver Credit Company Inc., CIK 0001998043
CUSIP: 70476Q209
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 747 Third Avenue, Suite 3603, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001607203

## Reporting persons
- Eagle Point Credit Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 348,118; shared voting power 0; sole dispositive power 348,118; shared dispositive power 0; aggregate amount beneficially owned 348,118 (29% of the class)

## Item 1. Issuer
Name of issuer: Pearl Diver Credit Company Inc.
Address of issuer's principal executive offices: 747 Third Avenue, Suite 3603 New York, NY, 10017

## Item 2. Person Filing
Name of person filing: Eagle Point Credit Management LLC
Address of principal business office or, if none, residence:
600 Steamboat Road, Suite 202
Greenwich, CT 06830
Citizenship: Organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 348,118 shares
Percent of class: 29%
Sole power to vote or to direct the vote: 348,118 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 348,118 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (02/07/2025)